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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated 29 April 2003 announcing Resolutions passed by Sonera's annual general meeting.

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

SONERA CORPORATION	STOCK EXCHANGE RELEASE 29 April 2003 at 9.30 a.m.	1(1)

RESOLUTIONS PASSED BY SONERA'S ANNUAL GENERAL MEETING

The Annual General Meeting of Sonera Corporation held on 29 April 2003 adopted the income statement and the balance sheet, and the consolidated income statement and balance sheet, and discharged the members of the Board of Directors, the President & CEO and the Deputy CEO from liability.

In accordance with the proposal made by the Board of Directors, the Annual General Meeting resolved that no dividend be paid for the year 2002.

Anders Igel was elected Chairman of Sonera Corporation's Board of Directors, and Kim Ignatius was elected Vice Chairman. Jan Henrik Ahrnell, Sirpa-Helena Sormunen and Christel Eriksson were elected other members of the Board of Directors.

The Annual General Meeting resolved that no separate remuneration for board membership be paid to the members of the Board of Directors.

As the Company's auditor was elected KPMG Wideri Oy Ab, Authorized Public Accountants, with Solveig Törnroos-Huhtamäki as the responsible auditor.

SONERA CORPORATION
Jyrki Karasvirta
Vice President, Brand Marketing and Communications

DISTRIBUTION
HEX
MAJOR MEDIA

Additional information:

Maire Laitinen, Secretary of the Board, Sonera Corporation
Phone: +358 2040 58823
e-mail: maire.laitinen@sonera.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONERA CORPORATION
Date: April 29, 2003	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Brand Marketing and Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen Secretary of the Board

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SIGNATURES